EXHIBIT 12

F.N.B. Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Dollars in thousands

F.N.B. CORPORATION

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Six Months Ended June 30,				Year Ended December 31,
	2012		2011		2011		2010		2009		2008		2007
Earnings:
Income before income taxes	$71,171		$53,962		$119,051		$102,536		$50,380		$42,832		$98,139
Fixed charges, excluding interest on deposits	10,065		11,989		23,402		26,285		41,560		48,312		51,510
Less: Preferred stock dividends	0		0		0		0		(4,085)		0		0

Subtotal	81,236		65,951		142,453		128,821		87,855		91,144		149,649
Interest on deposits	22,571		28,649		53,535		64,524		85,699		111,568		124,276

Total	$103,807		$94,600		$195,988		$193,345		$173,554		$202,712		$273,925

Fixed charges:
Interest on borrowed funds	$8,629		$10,900		$21,082		$24,207		$35,480		$46,421		$49,777
Interest component of rental expense	1,436		1,089		2,320		2,078		1,995		1,891		1,733
Preferred stock dividends	0		0		0		0		4,085		0		0

Subtotal	10,065		11,989		23,402		26,285		41,560		48,312		51,510
Interest on deposits	22,571		28,649		53,535		64,524		85,699		111,568		124,276

Total	$32,636		$40,638		$76,937		$90,809		$127,259		$159,880		$175,786

Ratio of earnings to fixed charges:
Excluding interest on deposits	8.07	x	5.50	x	6.09	x	4.90	x	2.24	x	1.89	x	2.91	x

Including interest on deposits	3.18	x	2.33	x	2.55	x	2.13	x	1.38	x	1.27	x	1.56	x

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	8.07	x	5.50	x	6.09	x	4.90	x	2.11	x	1.89	x	2.91	x

Including interest on deposits	3.18	x	2.33	x	2.55	x	2.13	x	1.36	x	1.27	x	1.56	x